UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: March 4, 2026

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly Held Company

CNPJ/MF 02.421.421/0001-11

NIRE 333.0032463-1

MINUTES OF THE FISCAL COUNCIL’S MEETING

HELD ON FEBRUARY 25TH, 2026

DATE, TIME AND PLACE: February 25th, 2026, at 10.50 a.m., at the head office of TIM S.A. (“Company”), domiciled at Avenida João Cabral de Mello Neto, 850, Torre Sul, 13° floor, Barra da Tijuca, in the city and State of Rio de Janeiro.

PRESENCE: Messrs. Walmir Urbano Kesseli, Elias de Matos Brito and Heloisa Belotti Bedicks, regular members of the Company’s Fiscal Council (“CF”) attended the meeting, either in person or by means of audio or videoconference. Mrs. Fabiane Reschke, Secretary, also attended the meeting. It is also registered the presence of Mr. Nicandro Durante, Chairman of the Company’s Board of Directors.

AGENDA: (1) Presentation on the methodology and calculation for payment proposal of the Company’s interest on shareholders’ equity (“JSCP”) in the year 2026; and (2) Evaluation of the Company's Tax Contingencies Report.

CLARIFICATIONS AND RESOLUTIONS: Initially, it is noted that the meeting was held jointly with the Statutory Audit Committee (“CAE”) of the Company, during discussions on the items on the Agenda. Upon the review of the material presented and filed at the Company’s head office, and based on the information provided and discussions of the subjects included on the Agenda, the Fiscal Council members registered their considerations and discussions as follows:

(1) Presentation on the methodology and calculation for payment proposal of the Company’s interest on shareholders’ equity (“JSCP”) in the year 2026.

Mrs. Andrea Viegas, Diretora Financeira (Chief Financial Officer), with the support of Mr. Gustavo Alves, representative of the Tax Services area, and Mr. Victor De Almeida Pinto F. de Mendonça, representative of the Tax Strategy area, presented the methodology and criteria adopted for calculating JSCP for the 2026 fiscal year, highlighting: (i) recent legislative changes; (ii) the legal limits on JSCP deductibility; (iii) the projection for 2026, with an estimated value limit for deliberation; and (iv) the proposal to carry out the tranches on the most efficient dates.

CONT. OF MINUTES OF THE FISCAL COUNCIL’S MEETING OF TIM S.A.

February 25th, 2026

Finally, a proposal was presented to simplify the process for submitting and approving JSCP payment proposals (“Proposal”), with a view to improving cash efficiency, highlighting the estimated benefit for 2026.

After the presentation and clarifications provided, the members of the Fiscal Council expressed their favorable opinion on the Proposal, recognizing its compliance with applicable rules and the projected benefit to the Company.

(2) Evaluation of the Company's Tax Contingencies Report.

Mrs. Andrea Viegas, Diretora Financeira (Chief Financial Officer), with the support of Mr. Gustavo Alves, representative of the Tax Services area, presented a response to the Fiscal Council regarding the Recommendations Report that had been forwarded after the conclusion of the evaluation of the Company's Tax Litigation governance, prepared by the law firm Arruda Alvim Advogados.

Initially, based on the technical position issued by the law firm, the conclusions regarding the recognition of the Company's technical soundness in conducting tax proceedings and managing risks in its portfolio were highlighted in a concise summary, as well as full compliance with applicable accounting standards, in accordance with best market practices.

Following the external independent opinion issued, the Fiscal Council presented a report with comments and recommendations for the evaluation of the Company, which was discussed at this meeting. At that time, the Company demonstrated that, primarily, it already implements controls and procedures that meet the recommendations issued by the Board, but with the indication of periodic demonstration of such compliance in line with its regular meetings.

In summary, the members of the Fiscal Council accepted the explanations and procedures reported by the Company's representatives, confirming the adequacy and achievement of the desired objective with the entire requested process.

CLOSING: With no further issues to discuss, the meeting was adjourned, and these minutes drafted as summary, read, approved, and signed by all attendees CF Members.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

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CONT. OF MINUTES OF THE FISCAL COUNCIL’S MEETING OF TIM S.A.

February 25th, 2026

Rio de Janeiro (RJ), February 25th, 2026.

FABIANE RESCHKE

Secretary

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: March 4, 2026	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer